UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Endeavour International Corporation
(Name of Issuer)

Common Shares, $0.001 par value per share
(Title of Class of Securities)

29259G200
(CUSIP Number)

ENDEAVOUR INVESTORS FOR SHAREHOLDER VALUE
Jared S. Sturdivant
O-CAP Management, L.P.
600 Madison Avenue, 14th Floor
New York, New York 10022
212-554-4622

Jeffrey E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 450,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 Shares held in a revocable trust.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,069,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,069,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,069,5741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

1 Includes 1,019,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 959,177
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 959,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,1771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

1 Includes 600,800 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP OFFSHORE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 685,654
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 685,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,6541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

1 Includes 418,700 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 685,654
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 685,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,6541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

1 Includes 418,700 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,644,831
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,644,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,8311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 1,019,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,069,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,069,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,069,5741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

1 Includes 1,019,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON MICHAEL E. OLSHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,069,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,069,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,069,5741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

1 Includes 1,019,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON JARED S. STURDIVANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,500
	8	SHARED VOTING POWER 2,069,574
	9	SOLE DISPOSITIVE POWER 19,500
	10	SHARED DISPOSITIVE POWER 2,069,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,089,0741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

1 Includes 1,019,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON STEELHEAD NAVIGATOR MASTER, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,326,034
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,326,034
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON STEELHEAD PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,336,034
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,336,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,430,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IA

1 Includes 93,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON JAMES MICHAEL JOHNSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,336,034
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,336,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,430,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IN, HC

1 Includes 93,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON BRIAN KATZ KLEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,336,034
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,336,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,430,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IN, HC

1 Includes 93,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

CUSIP NO. 29259G200

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  Steelhead Navigator Master, L.P., Steelhead Partners, LLC, James Michael Johnston and Brian Katz Klein had previously filed a Schedule 13G, initially filed on June 18, 2007 with the Securities and Exchange Commission, with respect to their investment in securities of the Issuer and are hereby filing this Schedule 13D pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 par value per share (the “Common Stock”), of Endeavour International Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 811 Main Street, Suite 2100, Houston, Texas 77002.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Jeffrey E. Eberwein, with respect to the shares of Common Stock directly and beneficially owned by him;

(ii)
O-CAP Management, L.P., a Delaware limited partnership (“O-CAPMGT”), as the investment manager of each of O-CAPLP, O-CAPOFF and O-CAPMF (each as defined below) and of certain managed accounts (the “O-CAP Managed Accounts”);

(iii)	O-CAP Partners, L.P., a Delaware limited partnership (“O-CAPLP”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv)	O-CAP Offshore Fund, Ltd., a Cayman Islands exempted company (“O-CAPOFF”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v)	O-CAP Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“O-CAPMF”), with respect to the shares of Common Stock directly and beneficially owned by it;

(vi)	O-CAP Advisors, LLC, a Delaware limited liability company (“O-CAPADV”), as the general partner of each of O-CAPLP and O-CAPMF;

(vii)	O-CAP GP, LLC, a Delaware limited liability company (“O-CAPGP”), as the general partner of each of O-CAPMGT and O-CAPADV;

(viii)	Michael E. Olshan, Portfolio Manager and the Managing Partner of O-CAPMGT and the Managing Member of O-CAPGP and O-CAPADV;

(ix)
Jared S. Sturdivant, with respect to the shares of Common Stock directly and beneficially owned by him and as the Portfolio Manager and the Managing Partner of O-CAPMGT and the Managing Member of O-CAPGP and O-CAPADV;

(x)	Steelhead Navigator Master, L.P., a Cayman Islands limited partnership (“Steelhead Navigator”), with respect to the shares of Common Stock directly and beneficially owned by it;

(xi)
Steelhead Partners, LLC, a Delaware limited liability company (“Steelhead”), as the investment manager of Steelhead Navigator and of certain other managed funds and accounts (the “Steelhead Managed Accounts”);

CUSIP NO. 29259G200

(xii)	James Michael Johnston, as a member-manager of Steelhead; and

(xiii)	Brian Katz Klein, as a member-manager of Steelhead.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6, and is a member of a group formed by the Reporting Persons known as Endeavour Investors for Shareholder Value (“EISV”).  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Mr. Eberwein is 4 Lockwood Avenue, Old Greenwich, Connecticut 06870.  The principal business address of each of O-CAPMGT, O-CAPLP, O-CAPOFF, O-CAPMF, O-CAPADV, O-CAPGP and Messrs. Olshan and Sturdivant is c/o O-CAP Management, L.P., 600 Madison Avenue, 14th Floor New York, New York 10022.  The principal business address of Steelhead and Messrs. Johnston and Klein is 333 108th Avenue NE, Suite 2010, Bellevue, Washington 98004. The principal business address of Steelhead Navigator is c/o Citco Fund Services (Bermuda) Limited, Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

(c)           The principal occupation of Mr. Eberwein is a private investor.  The principal business of O-CAPMGT is to provide investment advice and management services to institutional and individual investors.  O-CAPMGT is the investment manager of O-CAPLP, O-CAPOFF, O-CAPMF and the O-CAP Managed Accounts.  O-CAPLP and O-CAPMF are each private investment funds whose principal business is investing in securities.  O-CAPOFF was formed to pool investment funds of certain qualified investors and invests all or substantially all of its assets in O-CAPMF.  O-CAPADV was formed for the principal purpose of acting as the general partner of O-CAPLP and O-CAPMF.  O-CAPGP was formed for the principal purpose of acting as the general partner of O-CAPMGT and O-CAPADV.  The principal business of Steelhead Navigator is investing in securities.  The principal business of Steelhead is acting as an investment manager of Steelhead Navigator. The principal occupation of each of Mr. Johnston and Mr. Klein is serving as Steelhead’s member-managers.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 29259G200

(f)           Messrs. Eberwein, Olshan, Sturdivant, Johnston and Klein are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The 450,000 shares of Common Stock beneficially owned by Mr. Eberwein are held in a revocable trust and were purchased with personal funds in open market purchases for an aggregate purchase price of $2,704,500, including brokerage commissions.

The shares of Common Stock purchased by each of O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 959,177 shares of Common Stock beneficially owned by O-CAPLP is approximately $3,321,942 including brokerage commissions.  Such aggregate purchase price includes $498,042, which is the purchase price of certain options exercisable into 600,800 shares of Common Stock.  The aggregate purchase price of the 685,654 shares of Common Stock beneficially owned by O-CAPMF is approximately $2,417,631, including brokerage commissions.  Such aggregate purchase price includes $350,111, which is the purchase price of certain options exercisable into 418,700 shares of Common Stock. The aggregate purchase price of the 424,743 shares of Common Stock held in the O-CAP Managed Accounts is approximately $2,996,244, including brokerage commissions.  The 19,500 shares of Common Stock individually owned by Mr. Sturdivant were purchased with personal funds in open market purchases for an aggregate purchase price of $208,455, including brokerage commissions.

The shares of Common Stock purchased by Steelhead Navigator and held in the Steelhead Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,326,034 shares of Common Stock beneficially owned by Steelhead Navigator is approximately $48,123,964 including brokerage commissions.  The aggregate purchase price of the 103,966 shares of Common Stock held in the Steelhead Managed Accounts is approximately $1,107,170, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock are undervalued and represent an attractive investment opportunity.  The Reporting Persons currently intend to engage in discussions with management and the Board of the Issuer concerning actions within their control that in the Reporting Persons’ view can improve corporate governance and unlock value for shareholders, including a thorough evaluation of all strategic alternatives.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital structure, corporate governance, ownership structure, board structure, including seeking board representation, or evaluating strategic alternatives, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

CUSIP NO. 29259G200

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is calculated using as the numerator the respective shares of Common Stock held by each Reporting Person, including shares of Common Stock issuable upon exercise of certain options, and as the denominator 46,600,000 shares of Common Stock outstanding, as of November 5, 2012, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2012 plus the number of shares of Common Stock issuable upon the exercise of the options held by such Reporting Person.

As of the close of business on December 18, 2012, Mr. Eberwein beneficially owned 450,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

As of the close of business on December 18, 2012, O-CAPLP beneficially owned 959,177 shares of Common Stock, including 600,800 shares of Common Stock underlying certain options exercisable within 60 days, constituting less than 1% of the shares of Common Stock outstanding.  As of the close of business on December 18, 2012, O-CAPMF beneficially owned 685,654 shares of Common Stock, including 418,700 shares of Common Stock underlying certain options exercisable within 60 days, constituting less than 1% of the shares of Common Stock outstanding.  As of the close of business on December 18, 2012, 424,743 shares of Common Stock were held in the O-CAP Managed Accounts.  O-CAPMGT, as the investment manager of each of O-CAPLP, O-CAPOFF, O-CAPMF and the O-CAP Managed Accounts, may be deemed to be the beneficial owner of the 2,069,574 shares of Common Stock owned in the aggregate by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts, constituting approximately 4.4% of the shares of Common Stock outstanding. O-CAPADV, as the general partner of each of O-CAPLP and O-CAPMF, may be deemed the beneficial owner of the 1,644,831 shares of Common Stock owned in the aggregate by O-CAPLP and O-CAPMF, constituting approximately 1.3% of the shares of Common Stock outstanding.  Each of O-CAPGP, as the general partner of each of O-CAPMGT and O-CAPADV and Messrs. Olshan and Sturdivant, as Portfolio Managers and the Managing Partners of O-CAPMGT and the Managing Members of O-CAPGP and O-CAPADV, may be deemed the beneficial owner of the 2,069,574 shares of Common Stock owned in the aggregate by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts, constituting approximately 4.4% of the shares of Common Stock outstanding.  In addition, as of December 18, 2012, Mr. Sturdivant individually owned 19,500 shares of Common Stock.

As of the close of business on December 18, 2012, Steelhead Navigator beneficially owned 5,326,034 shares of Common Stock, constituting approximately 11.4% of the shares of Common Stock outstanding.  As of the close of business on December 18, 2012, 103,966 shares of Common Stock were held in the Steelhead Managed Accounts.  Steelhead, as the investment manager of Steelhead Navigator and the Steelhead Managed Accounts, may be deemed to be the beneficial owner of the 5,430,000 shares of Common Stock owned by Steelhead Navigator and held in the Steelhead Managed Accounts, constituting approximately 11.7% of the shares of Common Stock outstanding.  Each of Messrs. Johnston and Klein, as a member-manager of Steelhead, may be deemed to be the beneficial owner of the 5,430,000 shares of Common Stock owned by Steelhead Navigator and held in the Steelhead Managed Accounts, constituting approximately 11.7% of the shares of Common Stock outstanding.

CUSIP NO. 29259G200

An aggregate of 7,969,074 shares of Common Stock, constituting approximately 16.7% of the shares of Common Stock outstanding, are reported in this Schedule 13D.

(b)           Mr. Eberwein has the sole power to vote and dispose of the shares of Common Stock reported owned by him.

By virtue of its position with each of O-CAPLP, O-CAPMF and the O-CAP Managed Accounts, O-CAPMGT may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts.  By virtue of its position with O-CAPLP and O-CAPMF, O-CAPADV may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by O-CAPLP and O-CAPMF.  By virtue of their respective positions with O-CAPLP, O-CAPMF and the O-CAP Managed Accounts, each of O-CAPGP and Messrs. Olshan and Sturdivant may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts.

By virtue of their respective positions with Steelhead Navigator and the Steelhead Managed Accounts, each of Steelhead, Mr. Johnston and Mr. Klein may be deemed to have the shared power to vote and dispose of the shares of Common Stock reported owned by Steelhead Navigator and held in the Steelhead Managed Accounts, except that with respect to 93,966 shares of Common Stock held in the Steelhead Managed Accounts, Steelhead and Messrs. Mr. Johnston and Klein have dispositive but not voting power.

Each Reporting Person, as a member of a “group” known as EISV with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 18, 2012, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to form a group known as EISV for the purpose of seeking to alter the composition of the Board, for any other purpose as may be agreed by the members of the EISV from time to time, and for taking all other action necessary or advisable to achieve the foregoing.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 29259G200

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Eberwein Capital, Jeffrey Eberwein, O-CAP Management, L.P., O-CAP Partners, L.P., O-CAP Offshore Fund, Ltd., O-CAP Offshore Master Fund, L.P., O-CAP GP, LLC, O-CAP Advisors, LLC, Michael E. Olshan, Jared S. Sturdivant, Steelhead Partners, LLC, Steelhead Navigator Master, L.P., James Michael Johnston and Brian Katz Klein, dated December 18, 2012.

CUSIP NO. 29259G200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2012

/s/ Jeffrey Eberwein
JEFFREY EBERWEIN

O-CAP MANAGEMENT, L.P.

By:	O-CAP GP, LLC General Partner

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Member

O-CAP PARTNERS, L.P.

By:	O-CAP Advisors, LLC General Partner

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Member

O-CAP OFFSHORE FUND, LTD.

By:	O-CAP Management, L.P. Investment Manager

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Partner

O-CAP OFFSHORE MASTER FUND, L.P.

By:	O-CAP Advisors, LLC General Partner

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Member

CUSIP NO. 29259G200

O-CAP GP, LLC

By:	/s/ Jared S. Sturdivant
	Name:	Jared S. Sturdivant
	Title:	Managing Member

O-CAP ADVISORS, LLC

By:	/s/ Jared S. Sturdivant
	Name:	Jared S. Sturdivant
	Title:	Managing Member

/s/ Michael E. Olshan
MICHAEL E. OLSHAN

/s/ Jared S. Sturdivant
JARED S. STURDIVANT

STEELHEAD PARTNERS, LLC

By:	/s/ Brent E. Binge
	Name:	Brent E. Binge
	Title:	General Counsel

STEELHEAD NAVIGATOR MASTER, L.P.

By:	Steelhead Partners, LLC Investment Manager

By:	/s/ Brent E. Binge
Name:	Brent E. Binge
Title:	General Counsel

CUSIP NO. 29259G200

/s/ Brent E. Binge
Brent E. Binge, Attorney in Fact for JAMES MICHAEL JOHNSTON

/s/ Brent E. Binge
Brent E. Binge, Attorney in Fact for BRIAN KATZ KLEIN

CUSIP NO. 29259G200

SCHEDULE A

Transactions in the Shares of Common Stock During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

JEFFREY EBERWEIN

100,000	6.4652	12/10/2012
15,000	6.3305	12/11/2012
10,700	6.2458	12/11/2012
4,300	6.2500	12/11/2012
10,000	6.3387	12/11/2012
25,000	6.2500	12/11/2012
10,000	6.2426	12/11/2012
50,000	6.3485	12/13/2012
25,000	6.4321	12/13/2012
50,000	6.4200	12/13/2012
150,000	5.1400	12/17/2012

O-CAP MANAGEMENT, L.P.

21,500	6.9300	10/31/2012
2,000	6.9600	11/01/2012
25,000	5.0800	12/17/2012
100,000*	--	12/14/2012
225,000*	--	12/17/2012
(225,000)*	--	12/17/2012
100,000*	--	12/18/2012
(100,000)*	--	12/18/2012
23,000	5.2300	12/18/2012

STEELHEAD NAVIGATOR MASTER, L.P.

765,000	5.0022	12/17/2012

STEELHEAD PARTNERS, LLC (Through the Steelhead Managed Accounts)

10,000	5.0022	12/17/2012

* Shares of Common Stock underlying certain options exercisable within 60 days.